CHRISTOPHER S. AUGUSTE PARTNER PHONE 212-715-9265 FAX 212-715-8277 CAUGUSTE@KRAMERLEVIN.COM
October 21, 2005

VIA EDGAR and FEDERAL EXPRESS

Mr. John Reynolds
Assistant Director
Office of Emerging Growth Companies
Division of Corporation Finance
Mail Stop 3561
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	InterAmerican Acquisition Group Inc. Amendment No. 3 to Registration Statement on Form S-1 Filed October 21, 2005 File No. 333-125558

Dear Mr. Reynolds:

On behalf of InterAmerican Acquisition Group Inc. ("Company"), we have filed Amendment No. 3 to the above-captioned Registration Statement. We are also delivering three (3) courtesy copies of such marked Amendment No. 3 to William Bennett. The key changes to Amendment No. 3 include the following:

1. Restructuring the warrant purchase commitment of InterAmerican Capital Partners II LLC to address the Staff's Regulation M inquiry.

2. The deferral of underwriting fees in an amount equal to 3% of the gross proceeds raised in the offering until the consummation of a business combination.

3. Updated financial statements as of September 30, 2005.

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Very truly yours,
/s/ Christopher S. Auguste Christopher S. Auguste

cc: Mr. William C. Morro